Exhibit 99.33

PRESS RELEASE

BROOKFIELD OFFICE PROPERTIES CANADA ISSUES
2010 ANNUAL REPORT AND ANNOUNCES ANNUAL
GENERAL MEETING OF UNITHOLDERS

TORONTO, March 14, 2011 – Brookfield Office Properties Canada (TSX: BOX.UN) has issued its 2010 annual report. The report has been filed on SEDAR and is available for viewing and download on the company’s website, www.brookfieldofficepropertiescanada.com.

Brookfield Office Properties Canada also announced that it will hold its Annual General Meeting of unitholders on Monday, May 9 at 1:30pm ET at The Hockey Hall of Fame, 30 Yonge Street, Concourse Level, Toronto.

# # #

Brookfield Office Properties Canada Profile
Brookfield Office Properties Canada’s portfolio is comprised of interests in 19 premier office properties totaling 14.4 million square feet in the downtown cores of Toronto, Calgary and Vancouver. Landmark assets include Brookfield Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldofficepropertiescanada.com

Contact:  Matthew Cherry, Director, Investor Relations and Communications
Tel: 416.359.8593; Email: matthew.cherry@brookfield.com